BLACK SANDS ENTERTAINMENT

2022 Report

Dear investors,

Thank you so much for believing in us back in 2020. Your support has elevated Black Sands from a popular brand, to the most dominant indie publishing house on the national stage. Through your investment, we were capable of investing in new creators, give platforms to new stories, and push our most popular series to new heights. I for one, am proud of the work we have done and cannot wait for the future of Black Sands Entertainment with you as investors.

We need your help!

Investors can support the company by spreading awareness online about the brand, reaching out to their local schools and libraries, and apply for creative positions at the company. In the next few quarters, we will be hiring a host of people to help build accounts for our company. Backgrounds in education is highly sought for as we aggressively expand into school distribution. This is black excellence.

Sincerely,

Geiszel Godoy

CFO

Manuel Godoy

CEO

Our Mission

We want to successfully launch our animated properties, and expand into school distribution. If this is achieved, we hope to have a monthly income of $200,000 prior to the films dropping.

See our full profile

How did we do this year?

Report Card

B+

The Good

- publicity
- creative development
- school distribution

The Bad

- advertising
- bsp comics app
- cost of goods

2022 At a Glance

January 1 to December 31



$807,509 [23%]
Revenue



-$539,742
Net Loss


IOU!

$42,957 [41%]
Short Term Debt



$0
Raised in 2022



$685,000
Cash on Hand
As of 04/ 5/23

INCOME | BALANCE | NARRATIVE


Revenues
Profit
$1,050,818
$-310,557
$807,509
$-539,742
2021
2022

Net Margin: -67% | Gross Margin: 72% | Return on Assets: -60% | Earnings per Share: -$0.68 | Revenue per Employee: $403,755 | Cash to Assets: 92% | Revenue to Receivables: ~

Debt Ratio: 5%

BSE-_BSP_CONSOLIDATED_FS__22__21.pdf

We ❤ Our 2577 Investors

Thank You For Believing In Us

Sabrina L. Wright
Michael K. Simmons Jr
Jason Nix
Silas Sheppherd Jr
Johnny Evans
Camryn Del Rio Linton
Travis S Sliman
Brian Neal Sr
Kendail Banks
Elvis G Greene
José Gomez
Myles Tony Taylor
Debayan Pal
Momolu Cooke
Lena Williams
Daniel Haywood
Kenneth Smith
Dennis Comer
Alibin Drayton
Derrik Oates
Ernst R Fanfan
Bertram V. Council Sr.
Henderson S Mith III
Christopher Davenport
Khyriece Campbell
Cherry Jones
Brian Godsey
Frances Caldwell
Eli Qudamah
Tanya K Webster
Desmond Edwards
Diana Artiles
Ethan Herbert
Young Savage
Carl Mays
Kwame Theriot
Cameron Brown
Ray C. Mulligan
Tommy Hamilton
Imani Frgmw Andletgo
Robert Sway Williams
Altemus G Butler
Eric Trunnell
Stephen Oparaugo
Nicholas Prince
Kenneth Gardner
T Man Crockett
Brian McNeil
Jeff Holmes
John Jamerson
Lloyd Monroe
Gregory Bowman
Kai Strachan
Uriel Jean-Baptiste
Giarri Nahjae
Charles Fuller
Sandy Pringle
Le Juene Edwards Frost
Nathaël BECKLER
Kaleo Rivers
Christian Walker
Arthur Mitchell
Ant Tookoolfou Williams
Eric Shelton
Artemis Serina Fannin
Fariti Mohamed Moussa
Natasha Chisdes
Ronald Sylvester Allen
Nathan Hedyloidea
Cartier Tiggs
Addae Jahdai-Brown
Kente Willis Jr
Ramin Peña
Rawle Stephen McKnight
Ca Covington
Chekereha Dean
Edgar Mahone
Anthony Moore
Joseph Adamski
Samuel L Griffen
Tamara Thompson
David Coates
Steven Winston
Jason Michael Primrose
Rene Brathwaite
Anthony Charles McCollum
Debra Thompson
Taulib Frazier
Matthew Flores
Breanna Goodman
Bruce Colby
Yolanda Pinckney
Darrell Thomas
Igod Divine
Jonathan Harden
Chaunequa Gore
Haneef Sabree
Michael Otis
Rocquelle Jeri
Samuel O. Lyons III
Craig Magee
Kiron Blackwood
Shaun Gittens
Deon Donovan
Tim Williams
Ryan Bow
Philip Gray
William Frazier
Caleb Lewis

Marquel Reid
Javan Braithwaite
Rodney Jenkins
April Byrd
Alex Lebon
Quintin Dorsey
Deka Gabriel
C Dakota Morris-Terry
Daniel Herrera
Donte Allen
Curtiss Sykes
Samuel Oppong
Luis Gabriel Cabrera Mora
Nancy Ramos
Quawi Hester
Brian Wouters
Richard Vissoh
Zeddikia Chisholm
Jess Washington
Ramona Dunlap
Maria Carter-Evans
Jeremy Pridgen
Melanie Roberts
Donald Lawson
William Edward Stone
Terence Muhammad
Johnathan Morgan
Micah Boone
Alexander Clarence McInt...
Melanie Williams
Marquis Bentley
Alicia Garner
Isaiah Shelton
Tamara Parker
David Johnson
Shalena Stewart
Malik Grant
Chauncey LaBoo
Kimar Shythittindafan
James Foulks
Michael Walker
Brandon Sngdnc Mellette
Jeffrey Owusu
Kevin Fnb
Will Breakthechain Rose
Reagan Wolobah
Jack Brickhouse
Gils Ditengou
Jeffrey Richard
Gwendolyn Jones
Deshon Allen
Jermaine Devore
Roger Gresham Jr
Zouné Jnm
Dr Blackmoor
Akeem Campbell
Cherise L Williams
Kendrick Daniels
Jerry Taylor
Yolanda Pinckney
David Taylor
T Fields Moore
Tee Wilson Sr.
Suzone Foustin
Rahsaana Ison
Kiela Iceprincess
Keller Mulumba
Morgan Spriggs
Jimm Jimbow Tazman
Felton Jackson
Lana Chianna Thomas
Jason Michael Primrose
Brittany A. Smith
Eric Trunnell
Kiersten Whitaker
Luanzo Lungaho
Thomas Browne
Ernest Cox
Darrel D. Frater
Tr General
Charles Williams
Kenneth D Ewing Living T...
Kahtriel Yosayf
Perry Mason
Maxwony Jean
Crystal Nicole Jones
William Jones
Philip Christopher Daniels
Justin Scober
William B RICHARDSON
Larry Dashaun Nixon
Harold McCrary
Sadik Ibn-Mohammed
Omar Bennerman
Asterisk Diamondrim Loftis
Manuel Augusto Fortes
Noel Obed
Corey J Beverly
De Wayne Smith
Nathaël BECKLER
Nia Obótette
Myron Woods
Tas Baughns
Monique Henderson
Jamal Jones
Tgunn Cross
Paris Antony Wolfe
Lichristopher D White
Sabrina Washington

Kevin Brown
Martaze John Height
Keith Davis
Roger Nurse
Donna T Johnson
Femi Kennedy
Paul Sheppard
Darion Atkins
Taylor Sago
Israel Ponce
Buddha Moon.
Deb'orah MOMON
Jared Burks
Krystal Gregory
Karen Jackson
Jerecho Washington
Zach Smith
Antoine Ford
Ryk Good
April Byrd
Art Costley
Cory Owens
Venecia Bonwell
Troy James
William F. Coleman, III
Leonard Curry
Constance OBryant
Earl Corey Washington III
George Simons
Aleen Bailey
Nathaniel Adams Jr
Xavian Jones
Hapsatou Diawara
Demi Joy
Antwan Ellis
Martrina D. Womble
Debra Thompson
Justin Brown
Ifunanya Nwogbaga
Emmanuel Mincey
Johnny Chaney
Daniel J Woods
Josh Blaylock
Isaac Jones
Aubrey Pierson
Lovell Walker
Devontae K Wilson
Michael Otis
Peter Lee Geffrard
Terrence McCrary
Angelica Derose
Tanya Dallas-Lewis
Derrick Robinson
Troy Williams
Ayo HC
Ursala A Garnett
Marcus Mc Conico Jr.
Asaad Hogan
Joe Robinson
Charles Jones
Fritzner Alexis
Kai Porchia
Frank Priefler
Ashley Starks Billings
Buffy Simmonds
Joshua Matthews
Scott Fields
Madilyn Frazier
Benny Torrez-Cortez
Corey Smith
Daniel Guido Flores
H.J. Day
Brett Knox
Pamela Jones
Lazarus Wilson
Rodney Pendleton
Andrea Black
Keven Mayfield
George Lee
Nicole Delts
Don Gambrell
Darren C Murray
Winston Ebune
Yaq Diesel
Charles Tall
Sandra Behn
Bernard Hamilton Jr.
Nigel Rumvura
Henry Lee
Willie A Latelers
Brooke Brimm
Gregory Green
William Darden
Jade Sigler
Sasha Igwe
Montre Lee
Katelynn Michele
Larry Anthony Kidd
Eva Marie Bell
Nikki Hunter
Darren Kong
La Tonya Green
Phoenix Raines
Arthur Mitchell
Marleny Kery
Kiana Conforti
Luis Gabriel Ortiz
James Desire
Tahir Bolden

Michael K Wheeler Jr
John Timothy McCartney
Edward Flounoy Jr.
Joseph Leonetti
Lamont Massey
Terri Denise Register
Erika Huerta-Garlington
Calvin Williams
William Plummer Jr
Donald Coolidge
Brenda Hines
Derrik Oates
Vi Johnson
Dennis Comer
Kassanova Betts
Tammy Stuart Oates
Cassandra Von'Trerasoski
Jason The Spiderman Mo...
Troy D Gardner
Johnny Evans
Wayne Lamb
Brandon Lee WARD
Rodrick Weston
Shellie BIVIENS
Emmanuel Okosisi
Henry Anthony
Spencer Gray
Tre Baker
George Simons
Brandy Johnson
Donald Lawson
Milton Lindsey
La Wann Stribling
Deshawna Marie Burns To...
Kazeem Castrillon
John Ford Jr
Duane Polite
Jason Malloy Manago
Stephanie Connor
Terrell Pryor
Charlton Hilton
Guise Thompson
David M Crenshaw
Julian Goodwin
Trent Hooks
Grind Hard
Jamaal Abasiofon Affiah
Lance Gregg
Esteban Isaac
Ericka Johnson
Mikhaela Pearl
Lamont Tanksley
Eric Johnson
Dikia Anderson
Katie C. Frimodig
Monique Outerbridge
Marqel Armani Lee
Anthony Keith
Miles Alexander
Yusef Umrani
Cedric J Johnson
Jacqueline IVEY
Dwayne Stowe
Eljer Hanson
Justin Dutton
Candice Walker
Hector Tamayo
Matthew Flores
Standingtallerthanever Br...
Isaiah Plater
Chris Mosley
Matalhyia Tsuma
Rashod L Gibson
Jack Hopson
Benjamin Howze II
Kimberley Batiste
Mandi Ozuna
Aren Givens
Tiffani Davis
Le Marcus Williams
Richie Alvez
Shawn Jones
Kyle Waller
Hailey Coldwell
Joe Sumpter
Ronald Sylvester Allen
Temple Fugate
Stephanie Connor
Garrett Brown
Jean D Charles-Lonchard
Adriano Rodrigues
Brian J Gills
Leonard Sanders
Jameel Marsden
Brian Paige
Dexter Adams
Johnny Chaney
Katelin Hogan
Matthew Christian
Richard Clark
Brandon Evans
Brandon Lewis
David Taylor
Eriq Asareon
Cisco Davis Jr.
Kwayera Franklin
Dante Bland
Malcolm O Richardson
Demetrius Daniels

Robert W Gill Jr
Joseph Oseghale
Malcolm Underwood
Mason Brown
Alexander Clarence McInt...
Anthony Stallworth
Erica Best
Clinton Noel Foster, SR
Cory Owens
Zoran Jovicic
Robert Ellis Grayson
Ryan Cox
Neo Ramathe
Kimberly A Touhey
Lyle Notice
Paul Spinrad
Donald Millet
Terry Young
Ware Marcco
Nicholas Heyward
Donna T Johnson
Philip Jack
Yvesnee JeanAime
Daniel Philip Oliver
Jacie Colie Rowe III
Myra Foster
Mnm Menelas
Qwincy Houston
Cherry Jones
Edwin Brown
Michael Smallwood
Yaq Diesel
Siyabulela Mboxela
Deanna Williams
Jei Kia Spann-Walker
Hector Rosario
Stolen Legacy
Daicha Perkins
Eric TrewMonger
Jazelle Successful Henry
Reagan Wolobah
Dillon Williams
Lavell Soule
Joe Jordan
Cameron James
Sandra Thomas
Marcella Hinton
John Jackson
Jonathan Jackson
Bruce Stuff
Michael Parker
Teresa Haddad
Najm Amos Thomas
Rawle Semple
La Goge Graham
Richard Sidorski Jr
Theodore Shionis
Tico Harris
Dane Campbell
Ronald Bridgett
Da Jude Eeg
Melvin J Smith
Tamika Lathen
Edmonn Maul
Deondre Dixon
Wyatt Jackson
Chris Parker
Crystal Reynolds
Janay Simmons
Kasima Butler
Jacqueline Jackson
Ashton Smith
Orrin Cooper
Myles Parham
Nikeya Lynch
Ashanti Baptiste
Phillip Christopher Daniels
Justin Woody
Josh Babs
Aaron Frazier
Mary Ramos
India Taylor-Lewis
Baldwin A Saintilus
Dana Trotman
Christopher Padilla
Karl Newton
Suzane Foustin
Lekia Love
Trayveon Young
Charles Fuller
Barakat Shakir
James Howard
John Etienne
Sheng Tan
Joshua Causey
Claude Abraham
Michael Ayodele
Tarik Bey
Thomas Cotterell
Benjamin Jumpp
Courtland DuBose
Kenneth Edwards
Tanita Patterson
Rodrick Daniels
Lucas Monsalve
Roy Chin
Lee Hill-Brown
Elmer Domingo
Brian Gipson

Ronald Christian Jr
Pate McKissack
Joe Kirby III
Craig J. Vom Lehn
Shi Crossley
Frank D Hemle
Joseph Bernard Forgue
Jonathan Footman
Jamal Walker
Angela Johnson
Jesse E Knight
Antoine Ford
Desmond Edwards
Herbert Pagan
Freda Haywood
Gemma Patricio
Alexander Clarence McInt...
Melanie Williams
Jack Hallows
Keith Davis
Obi M Holly
Adeyinka Animashaun
Brenda Hines
Ossie Aigbogun
Raquel Thomas
Patrick Auld
Dana White
Damali BRIMM
Jared Burks
Hasheen Lockhart
Darnell H. Bingham Jr.
La Shon Patrice Smith
Jewel Lee
Craig Frierson
Kings Kegwaehi
Thomas Brown
Doug Reid
Lewalie JH
Jerell Scott
Jordan Johnson
Kyle Grove
Jerome Cox II
Bichara Mica
Cj Mosley
La Rhon Walker
Lenworth Pratt
Cj Brooks
Larry Anthony Kidd
Donald Welch
Cassandra Cokley
Steve Agnant
Omar Bennerman
Crystal Nicole Jones
Jeffery Johnson
Charles Leonard
Ernest Francois
Gregory Turner
Soccus Ramon Henderso...
Isisi Asare
Charles Brown
Victor Baker Jr.
Corey Gifted Trader
Tw Ferguson
Shevor McCloud
Curtis Journet
Ming Demmerle
Christina Maddox
Wyman Gray
Yvonne Yeboah
Khari J Clark
Barb JONES
Troy Cozart
Morganne Campbell
Evette Pratt
Chaunequa Gore
Cy Coggins
Trevin Snow
Zechariah L. McCrimmon
Jordan Johnson
Kwadwo Boachie Ampon...
Clard Carruth Jr
Zahid Peoples
Altemus G Butler
La Wann Stribling
Damien Alexius
Morganne Campbell
Kyle Wingate
Justin Watkins
Michael Jones
John Jamerson
Sheldon Spencer
Dwelyn Williams
Ni'matul Ain Muhammad
Bryant Windham
Kevin Cox
Stephen Gainey
Daniel Cooper
Orace Plummer
Leo Amodu
La Tron Lane
Thomas Persson
Miljorha Martin
Derrick Sumpter Jr.
Travis Lee
Johnnie Jones Jr.
La Vana Colebrooke
Ian Bobb
Kali Simien-Gatdula
VV Ovi

Michael Smallwood
Jess Washington
Anthony Simpson
Bryan Saint-Louis
Grady McClinton
Melanie Williams
Art Costley
Austin Leedom
William Smith
Tanya D Fussell
Crystal Paris
Wardell Carter
Nadja Green
Ivo Vasilev
Christopher Davenport
Fran Harris
Desmond Edwards
Darnell H. Bingham Jr.
Blake Bozeman
Chrishelle Adams
Jason Nix
Elvis G Greene
Krystal Gregory
Monique Mckeller
Douglas Aldrich
Khetho Borole
Tawayna Dobie
Derek Johnson
Sherri Searles
Desmond Edwards
Richie Alvez
Itoua Christ Olivier
Scott Jones
Paul Washington
Lisa Vaai
Anthony Duncan
Joshua Causey
Kenneth Patterson
Kelvin Armour
Brayan Byrdsong
Chuck Thereyouhaveit De...
L Marie Rhoden Thompso...
Parker Darrell
Audrey Young
Mike Clegg
Anthony Wells
Tyson Miller
David Coates
Ellis Jennings
Garry Schettini
Aaron Dixon
Cj Martin
Shawn P. Jones
Josh Garache
Raheim Parris
Robert Lewis
Courtney Lovelle Morris Jr
Gage Flippen
Mason Gibbs
Rufus Beddingfield
Jason Houston
Akeem Raymond
Daveen L. MANN
Kevin Kerridge
Brandon Bates
Zell Den
Terri N. Tutt Daniel
Johnathan Griffin
Kenneth Duverge
Remy Musiba
Natalie Eckman
Derrick Palmer
Adrienne Smith
Dee Cee
Tre Galloway
Mr. Woods
Alicia Riley
Florian Hippomene
Nixon Frederick
Daicha Perkins
Damone Sylve
Remy Musiba
Rip (Vic) Giest (Thompson)
Anthony Wells
Keith D. Ford
Hector Rosario
Daniel Guido Flores
Daniel J Woods
Dr Blackmoor
Joshua Makings
Brandon Leon Jackson
Michael B Freeman
Kristen G
Reggie Souverain
Torryn Windrow
Craig Smith
Mateenah Jackson-Fisher
William Hunter
Tysheika Brown
De Juan Carter
Courtney Kelly
Will Le Flore IV
David L. Boone Jr
Simone Foster-Bey
Jessica Naissant
Juan Hunter
O'neil Greene
Jai Maurice
Bernard Oliver

Adrian Layne
Jerry Gordon
Toney Jackson
Eva Essandoh
Derek James
Lehanna Grimaldi
Jayme Hightower
Bethany Peracchio
Stanley Burns
Michael Ogunjimi
Daymon Farrare
Nathan Calvin MAYFIELD
Roger GREGG
Karla Unger-Laffin
Luis D. Concepcion
Tipaoa S Filimona
Anwuli Chukwurah
Cedric DEAN
Floyd Lawson Whittle
Kylin Hunter
Natasha Henry
Derrick Edwards
Tyrone R Bryant
Angela HILL
Michael Johnson
Gabriel Mosley
Donovan Weston-Smart
Kisha N Ward
Jabari Morgan
James Paige
Phil Rice
Joseph Padgett
Gerald Bordley
Shyrell Heis
Ceora Dever
Carmen M
Tony MALLARD
Elvin Belfon
Quintino Lamont Johnson
David Bracken
Maleek Johnson
John W. Boswell, II
Ryan Grant
Aidan Goldston
Joe Watkins
Barron DENMARK
Jason Esdaille
Ayoka Pollack
Loretha Pennix
Gevian Dargan
Heather Richardson Barker
Eliza James
Joshua Bailey
Michael Matthew Cooper
Arlene Johnson
Tiyena Williams
Desiree Scott
Vanessa Logan
Anthony Shabazz
Brian Gentry Sr.
Michael Teske
Ashley Keith
James Singleton
Robert Lopez
Vinay S
Helena Ringo
Allie Roberson
Jenelsia Parham
Schwartz Thelisca
Walter L Johnson
Kimberly Banks
Rodriquez Moore
Kawana Anderson
Robert Lee Austin
Richard Holder
Alain Hernandez
Jay Joyner
Frank R
Lanette BETHEA
Chinedu Nwauwa
Ronnie Wallace
John Smith
Michael LIEVERS
Tramaine Lee
Donald Brooks
Odane Robinson
R Daybell
Anthony Kelly
Kenyo Reeves
Shere Mc
Keante Hendricks
Hotep Anthony
Natasha Hawes
Rose Johnson
Sean Thompson
Stephany Marcellus
Brianna Switzer
Grady Reed
Markiz Garrett
Mozea Braham
Jermaine Deckard
Kamari Moore
Star Okolie
Chris Walker
Harold Watson Jr
Rockaeleon Mays
Carlton Maynard
Derrick Neal
William Jenkins
Anthony Steeley
Sierra Brock
Bernie E Robinson Jr
Fatimah Dawan
Ramyr Chenet
Jafe Longe
Yvette Johnson
Laverne Hugine
Lawanda McSwain
Frankie Johnson
Curtis Brown
Eugene Rivers
Trinita Blyden
Zakwan Asadullah
Kamran Sadiq
Jessica Seaton
David Jerard Moss
Dwayne Hawkins
Ronald Bean
Jermaine Shorter
Mychal Hill
Corey Hoskins
Jefferson Da Veiga
Jamal Brown
Oscar Hernandez

Cleon Murray
Darrell Lewis
Patrik Herweck
Eva Essandoh
Sondry Behn
Monique Hollingsworth
Jayme Hightower
Dorothy Parkins
Floyd Lawson Whittle
Dorcas Shine
Luis D. Concepcion
Teresa Martin
Greg Shelton
Demario Holley
Tariq Sudah
Floyd Lawson Whittle
Thomas Burton
Alex Luevano
Demario Holley
Bridgett Williams
Jelani Richardson
Marcus Guyton
Keandre Maynard
Christopher Richardson
Kendall Franklin
Masakela Brown
Earick Bodden
Audley Buchanan
Crystal Medina
Josetta Jones-Alleyne
Ryan Bingham
Paxton Grayer II
Torrence R
Bobbie Palacio
Kingsley Adeoye
Keilyn Carter
Mohamed Temacini
Owen McKenley
Shabaka Ra Aahir Imani
Buashie Amatokwu
Janet Zeis
Michael Hawthorne
Brandon Butler
Christin Holmes
Princesse Mbome
John Vaughn
Andrew Bailey
Sophia V. Webb
J Prelan
Julio Ross
Kervans Toussaint
Eric N Lester
Shantel Gobin
Donna Sanders
Antonio A VANCE
Deshann Alexander
Amaje Pessoa
Kelvin Hodge
Alishia Echols
Dennis R Disney
Eric Baldridge
Trinity Height
Everett Lindsey
Tamara Lewis
Stephen Seachord
Brjian Holloway
Tonia Bryant
Deshawn Bailey
Tammie Brown
Janise White
Jermaine Berry
Shawn Abadajos
Lawanda McSwain Tony D...
Hugh Collins
Toni Chatman
Patrick Akande
Matthew Bailey
Donald Mobley
Shaquell Windley
Andrew H Joseph
Deacqueline Bell
Bertram Gibson
Demetrius Berry
Margie Taylor
Bryan D. Covington
Ifeoma OBIORA
Demetris Pugh
Nana Appiah
Porsche JOSHUA
Jack Fuller
Matt Lloyd Sr
Clifford Grier Sr
Jordan Little
Rachel Reeves
Terrell Croon
Asafu Adjaye Ruth
James La Ron Marion
Eric Knight
Darrel Davenport
Isaac Dupree
Nathan Bloch
Kelvin Brooks
Nicole Jenkins
Kyree Woods
David Mwamba
Maisha Nowlin
Christopher Johnson
William Bethea
Megan Fidler-Carey
Sanedria Potter
Maurice Evans
Neville George
Robert Lewis
Ernest Dupre
Keshia Groves
Ryan R Partridge
Joel Pinales
Markisha L Homer
Lavictor Rucker
Mark Jose Ramirez Smith
José A. Ruiz
Todd C White
Jesus Soto
Johnny Brown
Navan Bansal
James Battle
Michael Hepburn
Elecia Van Whervin
Marilyn Turknett
Franz Casimir
Sanford Johnson
Derrick R Howell
Lyonnel Balounguidi
Adrian Lewis Jr

Brima Kamara
Devron Thornton
Jonathan Keith Layton Sr.
Robert Le Andre Camero...
James Behn
Anthony Lee
Irwin Brown
Anthony H Yeh
Kathryn Brown
Kingsley Asare
Madeline L Jackson-Starr
Keny Petit-Frere
Denise Burton
Stephen Ramos
Whitney Joseph
Roger GREGG
Charles Smith
Paula Williams
Stephen Ramos
Ryan Chapple
Sharon Lee
Scharon Mullis
Cornelius Maurice Cheath...
Jason E Pendleton
Alexander Agwu
Roderick Mercer
David Palmer
Yolonda Broughton
Michelle Evans
Elizabeth Thompson
Ryan Willis
Kalen Doleman
Nate Holloway
Brandon David Range
Jessica Chavez
William Johnson, IV
Dashaun Chester
Olivia Willis
Tam Johnson
Quartaz Brown
Yolanda Levels
Martell Manson
Daniel Gibson
Tyrone Young
Darren D. Atkinson
Pierre Holmes
Marvin Frenel
Devan Paige
Don Stuurland
Robert David Powers
Philip R Capers
Gary C
Shannon A Gordon
Conrad Cheeks
Rafael Owens
Steven Calderon
Adebola Adebayo
Daniel Moody
Julius Osagiede
Fritzgerald Joseph
Gary T Cunningham
Gregory Pearce
Paula Bianchi
Nicole Payne
Jamal Charles
Sandra West
Elaini Vance
Terrance Timothy
Layla Sewell
Gemmell Perry
Jamal Narcisse
Marlon Tolbert
Marshall Brent Hill Jr
Leslie White
Gail Williams
William Hunter
Yusef Omega
Danita Porter-McGee
Paul A Tolbert
Felicia Crump
Michael Anderson
Jarryd Horsley
Deborah Ball
Bernard Murphy
Dee Pittman
Nkemdirim C OBIORA
Rico R Peoples
Angeloca Bouddreaux
Tiera Jamica Lee
Amanda Richardson
Tommy Rupert
Christina Torres
Juanita Thomas
Erik Gomes
Robert Younkins
Arthur Blount
Michael Tadlock
Carl Reed
Ebony Cobbs
Ashley Campbell
David Latham
Gerry Latson
Jabez Anderson
Shamese Miller
Cherese West
Irma Newman
Deanna Johnson
Jehu Cenescar
Charlene Curtis
Corey Koger
Rajae Woods
Shawna Covington
Mark Goodwin
Navoto L Babitt
Indra Robinson
Dawn Ryan
Jonathan Powdrill
Wava T Johnson
Tyrone Sandefur
Jodi Clarke
Nicolas Mays
Frederick S. Lester
Naa Odarley Quarcoopome
Sabrina M McClendon
Anthony Marks
Vanessa Holmes
Caiphus Moore
William Hanneman
Rashad Smith
Andrew Dawson
Brandon J. McFarland
Robert Hollie
Shenice Lalor
Kenya Bagley

Jamique Washington
STEPHANIE FISHER
Hector Rosario
Bakartney NewmanSmall
Ten E Laylor
Justin Kennon
Justus Parker
Tipaoa S Filimona
Shanelle Newman
Bernard Perez
Jerrick Clarington
Candice Cringean
Daniel Derrick
Bethany Peracchio
Felix Nze
Kimberley Henley
Jordan Jackson
Lennart Daniel
Jeffrey Spencer
Joseduangel Alfaro
Rhonda Brown
J'nathan Brooks
Owen Randall
Diandre L. Mosley
Leonard Lynce, Jr.
Devin Heidelberg
Charles Edwards
Aubrey Jones
Samuel Stribling
Carl James
Paris Johnson
Shaneice Johnson
Cristian Alleyne
Abdalla Abdalla Al-Jarwi
Dennis Taylor
Maximum Flournoy
Jalil Kelly
Amelia Peele
Rael Baisden
Audrea Hennis
Theresa Gilliard
Michael Lydell Watson JR
Drew Glucksman
Edmund Paul
Emily Bradley
Marqintae Smith
Tory Golden
Patrick Watson
Andrew Bybee
Dominic Harris
André Ralston SR.
Marc Taylor-Wade
Lonnie Woods
Reginald Martin
Malik Buchanan
Marshall DANIELS
Felisha Aikens
Patricia Maynard
Johnathon Rollerson
Katrina Woodall
Godwin Amegashie
Cheyanne Smith
Nadine Rivas
Leonard Hargrove
William Corry
Da Wayne Robertson
Timothy Jones
Jay Lacroix
Chukwuemeka Oragwu
Sheila Waterman
Robert Shabazz
Nathan Blackman
Alycia Frazier
Taresa Jackson
Victor Carrington
Joshua Thompson
Jesse Pearson
Alex Luces
Rashaun Gillispie
John Ashley
Reginald Hardy
Loreal Austin
Donald Jean
Conrad Brooks
Kevin Moore
Onyinye Umebuani
Andrew E Brown
Corey Mallory
Jay Hill
Ifeanyi Rowland Onyenwe...
Sherrica O. Franklin
Trenton Smith
Mikhail Dyke
Osama Abdul-Salaam
Horace Catley III
Shannon Holman
Shawn Butler
Gbelley Taylor
Antoine Weir
Curtis R. Harrison
Fernando Jimenez Rodrig...
Betty Montgomery
Markie Curtis
Ian Reid
Kershon Ball
Bryan Poree
Ivory And Ericka Guy
Johnnie Duff
Krystale Thorpe
Kornell Gai Rancy III
Dequan B. Robinson
Jonathan Murray
Donnetta Swift
William Jeffries
Richard Foster
Quincy Akande
Kendra Jackman
Emmanuel Wright
Alusine Jalloh
Josh Jones
Robert Boaz
Tracey Jones
Kesha Brown Johnson
Joshua Bent
Nkosi Zakers
Wilson Kusosa
Taylor Becote-Jones
Charles Hayes III
Alexandria Durham
Aurélie Dubois
Kyle Eardley Godfrey
Jamel Hudson
Frank Gandy Jr
David Tremayne Nelson

Christopher Mccollum
Alan Michael Evans
Cameron Cook
Quentin Berry
Gregory Turner
Zina King
Sandra Parris
Jahrette Richards
Alland B. Jerome
Krista S Hackler
Finis Solomon Cook
Gary Prater
Ibrahim Al-Islam
Stephen William WALLS
Tyrone Heru
James R. Spears
April L McTeer
Jasmine Barber
Michael Gordon
Teresa Gulley
La Shanna J. Croix
Keith Otuomagie
David Seward
Antoninette Griffin
Sean Wilson
Tochukwu Agomo
Eramus De Vauhhn Thorn...
Ashley M Palmer
Bobby Glenn
Rajhi Thompson
Steven Berry
Stewart Moore
Jacobus Dirk Spreeuwen...
Algia Motley
La Shaun V Marshall
Larisa Ellis-Kizer
Alwish Monchery
David L CROSBY
Shelley Shabazz
Yolanda Dickerson
Michelle Bullock
Charlie Scott
Bryan Campbell
Jessica Pond
John Jones
Paris Edwards
Michael GEETER
Demetrius Frazier
John Stevenson
Tracy Haynes
Jamaal Hampton
Eric Hardy
Sanique Miller-Whyte
Gregory Searight
Trimell Heyward
Monique Bowman
Joshua Brown
Donnella Marie Hill
Guy Serge Kolai
Rodney A Moxie
Cheryl Englehart
Kimberly Edwards
Jane Stuart
Carl Hayes
Miles Smith
Aretha Smith
Mr Emmanuel O Olagbaju
D'mont N. Herring Sr.
Dyncort Richards
Marcus Davis
Marcus Winston
Lyza Blaisdell
Joy Ann Deane
Condacey Davis
Trevor Holland
Michael Cesaire
Elizabeth P Playwin
Linda J Davis
Rochen Roosblad
Alvin Nwachukwu
Gi J
Marcel Britt
Ernest Iseminger
Lando Fields
Cheryl Satterfield
Kaestner Padonu
Kia Stephenson
Antoneil Banton
Javonte Johnson
James Taylor
Myriam Pierre
Eddie T Hicks
Darnell Bonds
Caleb Sumner
Nina Damor
Jhamal Woodard
Jabari Beckford
Gbelley Taylor
Michael Ested
Malik Blyden
Jennfer Dorelus
Kasean Davis-Reynolds
Daniel Esqueda
Amy Lalanne
Cynthia Brinkman
Andrew Kovor
Terry Newton
Javier Granado
Fabrice Ndjakeu Tankeu
Seth Cook
Patrick Whitted
Joshua Thomas
Michael Anderson
Edwin Love
Nancy Tanks RUDOLPH
Carol Maillard
Fiona May
Oletha Walker
Thomas Moore
Jamel Wilson
Glen Gonzalez
Christian Lightfoot
John Raymond De Bard
Andrew Smith
Nigel Chen
Tavares Maldonado
Ademola Akisanya
Wally HILDRETH
Robert Wollstein
Rashelle Tidwell
Aaron Mitchell
Jasmine Chavis
Gabriel Bullock
Sky Flemming

Tristan Fraser
Dieufort Apollon
Mr.Staypositive Maurice H...
Maurice Taylor
Terrance W. Hinton
Edwin Murenzi
Mosina Mullings
Johannes Hoeltge
Morris Gelman
Stephen Ramos
Raj Thiyagarajan
Uche Iwudike
Dena Glassco
Mike Shipp
Brandon Cason
Gail Blackwell
Mary E. Williams-Elibert
Karla Unger-Laffin
Marcus Ames
Aaron Raheim White
Kevin McClain
Derrick Ward
Wavy Vegan
Corey Irby
Maurice Nero
James Boyce
Jermaine Carr
Jahlight Delsol
Keith Norris
Maurice L Lavender Jr
Elisha CHARLES
Renato Mc Cray, Jr.
Latisha Gaddis
Myron Mays
Tora Parks
Scan Melidarling Delva
Ala Hunter
Rion Gurnell
Charlotte Roberson
Sergio Shelton
Raymon Solomon
Christopher D. Allen
Zohra Nasar
Jose Flores
Chon Joshua Littles-Taylor
Tunde Layne
Gregory Jackson Jr
Darwin Osias
Desiree Scudder
Brandon White
Kashaun Stroughn
Fitzroy Samuels
Ernica Sanon
Kyla Mitchell
Wesley Patterson
Jamar Ambrose Jr
Rashaki Kizer
Brian Foster
Karen Reynolds
Bhaskar Venkatraman
Andre W Lee
Mario Hellamns
Shuntaye D Batson
Antione Jones
Nathan Bell
Oscar Fluellen Jr.
Dominic Ngembus
Troy Lake
Jeremie Golden
Matthew Haynes
Anthony McGlone
Aerwin Yamba Kiyedi
William Ferrara
Timothy Snipes
Everett Pope
Shukriyyah Muhammad
Marwa Chacha
Phillip Marley
Evan Hartwell
Candace Crews
Tara Nyasio
Tim Mc Laurin II
Charmaine Washington
Darel Davidson
Jasmine Flournoy
Michael Henderson
Nicholas Anderson
Zachariah J Bagley
Jamal Batson
Dante McCoy
Candice McCall
Tionne Cree Robertson
Dennis Parker
Rapuluchukwu G. Chukwu...
Susan Murray
Nicole Clarke
Xavier Smith
Gbelley Taylor
Lucy Macaulay
Larry Carter
Chris Lafortune
Willi L Tarver
Anderson & Anderson LLP
Jeanne Christine Tegler D...
Detric Griffin
Rodney Clement
David Walker
Nadia St. Hilaire
Paris Whitfield
Andrew Wright
Burgess Porter II
Rish Anthony
Kyio Bridgeman
Tchafack Gildas Duhamel
Hanzal Green
Renan Harrigan
Fidow Mamea
La Donna Billups
Abdulwahab Suraju
Preston Salami
Linda Branham
William Maynie
Jonathan Winkfield
Chavez Johnson
Joshua JOSEY
Idika Ubi
Caleb Murphy
Candy Mercedes Edmund...
Jahtu Kinlaw
Byron Miller
Jarcelyn K Dorsey
Wendy L Henley
Darius Butler
Tj Patterson

Lumumba Hasan
Joshua Newkirk
Ralph Jacoy
Tanita Patterson
Kelsey Sigmon
Jhunehl Fortaleza
James Ruffin
Leathia L. Williams
Terrie Cashimere
Omoratile Sebola
Michael D Maine
James Powell
Moria P Torrez
Kimberly Gardner
Alland B. Jerome
John Miller
Bobby Gooden
Enrico Simms
Joseph Walker
Fabrice E
Jerry Barjon
Wilbert St.Hilaire
Trent Rhodes
Imbo Abilla
Seth Calhoun
Ranait A McDonald
Robert Francois
Terrence Johnson
Dimitrius John
Antoine REID
James D. Simmons Jr
Anwan Alexander
Ben Palacin
Clinton M
Stefan Dos Santos Dionisio
Marcus E Jones
Kevin Prevost Jr
Jesome Nicolas
Franklin Boone
Michael Nightwing
C. J. Augustine-Kanu
David Delia
Dana Nicole Graham
Allen Young
Reiquan Garrison
Dolvin Buchanan
Isaiah Bell
Rodney Lewis
Vincent F
Derrick Golden
Mo Trice
Shailee Johnson
Michael Harris
Nathaniel Buckner
Joseph Wilson Jr.
Quanda Ankum
Mbah Fonong
Victor La Mar Hutchison
Walter J Cribbs III
Brian J Clemens
Kristopher Long
Windole Matthews
Arthur Andrew Hansen
Lamar Spence
Theodore CLEVELAND
Natasha A Coleman
Harry Pitters
Jason Pesce
Marques Green
Carolyn M Jackson
Londra Graham
Gertrude Huffman
Alvin Daniel
Jovar Christopher Moore
Matthew Peele
Courtney Alston
Jackie Walker
Oluwateniola Onafowokan
Ibrahim A Salaam
Jamila Hammond
Alethea Hendricks
Lisa C Brown
Kevin WHITE
Smith J. SAINT-AIME
Jon Williams
Mark Boekhout
Jozette Lemmons
Patricia Farrie
Machele DAYE
Lashon Miller
Larry Glenn
George G. A. Asafu-Adjaye
Leslie Lloyd
Wilbert JONES
John Bivens
Godfrey Oyasor
Sheldon Leonard Hart
Jeremiah Gorospe
Shaima Kefentse
Kaleb Harris
Lauren Reese
Nicholas Howe
Crystal Jones
Carolis Muleba-Mongana
Robert L. Holmes
LaShawn Foster
Ryan Jenkins
Glenda Redeemer
Matthew Green
Miguel Mattis
Paul Cummings
Rodney Alphonse
John De Angelo Harris
Raymond Haigood
Josh Barr
Carey Goodley
Eric Morgan
Lorne Bellazer
Alex Nadeau
Anston Walatee
Curtis Crowell Jr
Brandon Caesar
Jason Monplaisir
Ryan Garrison
Ernest J Tyler
Jared Thorpe
Michael Huisman
Howard M Hadley
Everal Pratt
Dominic Moray Allieu
Timothy Ferrell
Michael Harrison
Mc Henry W Joseph
Patrick St.Hilaire

Andrea Hall
Fallon Davis
Kilo Allen
Jason Hicks
Da Von Joevonta Jones
Victor Alibaloye
David B. Casey Jr
Andy Jeune
Ramiah Israel
Ashish Wadhwa
Harley Denis
Rashida Darby
Keith Karaha
Christina Jenkins
Ana Rabell
Jason Koski
Ronald Smith
Tonya Thompson
Hung Luu
Ernie Seay
Michael Huff
Devon Roberts
Brian Cox
Christopher Jennings
Michael Atkinson
Clareesa Winstead
Nigel Chen
Rodney Lewis
Gary Michael Liberty Jr
Dominick Denis
Tiyena Williams
Ervin R Broxton Jr
Broderick Jones
Nicoline Edie
Kelvin Frierson
Standy Merizier
Bryan D. Covington
Caris Moon
Juan Cardenas
William Thompson
Victoria Boone
Gurpal Rai
DeJenea Pride-Reed
David Carrington
Joshua Wariebi
Briana Ballard
Deanna Johnson
Davie Bell
Brian Joseph
Daerefaa V Bobmanuel
Michael I Wilder
Donqueako Jordan
Clarence Durden
Jeneia Gibson
Martin Hopkins
Jesse Stigler
Solomon Ince
Herbert Frazier
Jonathan Wadlington
Naim Sincere Amen Ra
Jamal Narcisse
Natasha Hawes
Khalid White
Damtew Adnew
Aron Nyguel Sanders
James Boyce
Nadine Smith
Taofeeq Sadiku
Brittney McNeal
Rodney Tramble
Lemorice Hill
Miafere Smith
Rashidat Turner
Thembile Mtwa
George Pasley
Regina Sims
Lawrence Wright
Leonie Wedderburn
Milton Burley
Michelle Celiant
Marvin C Fields Jr
Belinda Smallwood
Mary Evans
Tyrek Smith
La Hampton
Ken Vialva
Brian Guinn
George Earl CHANG
Ralph Warren
Raul Tapia Jr
Geraldo Williams
Rodney Ronsom
Paul Bailey
Myles Bruce
Jay Bah
Zachary Sabeh
Keenan Davidson
Calvin Brown
Irving Surles
Jeffrey Guerrero
Wesley Stukes
Sheila Morris
Ayobami Oseni
Ayele Gizaw
Laurie McIntosh
FaLon Thomas
Barbara Fisher
Chibueze Onwunaka
Joshua Harden
Tafadzwa Musuka
Benjamin Baisden
Danielle Moore
Jason D. Wells
Clifton Slater
Miguel Sellers
Leandro Soares
Tory Golden
James Adam Carter
Yolanda Benton
Leslie Lloyd
Nate Holloway
Mary McDonald
Tarrie Teemer
Alejandra Aguirre
Jordan Balibundi
Jonte Williams

Dale Dunham
Nicholas Lemon
Elliot Koffi Kugbe
William PICKETT
Joseph Hickman
Joshua Moore
Chad Hamilton
Nicole Hutchison
Amri Gray
Diamond Dw HARDING
Johnny Garcia
Henderson Brathwaite II
Jenniferr Hill
Mils Worthington
Andrea G. Jefferson
Hector Ortiz
Jacori Porter
Kimberly Jones
Benedict Ekpahomah
Deviprasad Mulluru
Julian Walker
Timothy Lewis
Brandon Green
Kevin B Hinton
Stephany Marcellus
Rickeah Banks
Kevin McCray
Da' Ray Barfield
Mario Hellamns
Pierre Holmes
Grady Reed
Clifton Ivery
Brittany L. Brown
Andrew Kovor
Diandre L. Mosley
Shaun Henry
Nikki Jones
Terrance LYMAN
Andre Freer
Don Henry Robinson
James Generette
Terry Donnie Drigo
Tochukwu Ojukwu
Oluwaseyi Omotosho
Alexander Agwu
Gregory A Smith
Joy E Walker Prendergast
Kerry Branch
Cynthia Triplett
Larry Womac
Godwin Amegashie
Toochukwu ANYACHONK...
Nehisi Ankh Sekhem TR
Janine Waller
Javonda Asbell
Thomas Curry
Keith Robinson
Sherrice Hopkins
Zinnita L. Rhoden
Darrell W RIGGINS
Fatimah Coleman
Andra Ward Jr
Alexandra Williams
Shalonda Knox-Shelton
Jermaine De Shawn Pore
Anthony Runnels
Anthony TRUSSO
Roxan Clarke Williams
James Erwin
Joel Newman
Lesa Gibson
Bernadette C. Jones
Coby Malbrue
Dermyrius Lindsey-Lewis
Thomas Singleton
Rahim Saadiq Muhammad
Ufuoma Ewherido
Clyniece Watson
Ray Golson
David Lamboy
Alexis Hill
Elvia Levy Dixon
Arthur Freeman
Rhashad Harris
Eric Shaw
Reniqua Mayes
Truman Daniels
Onesha Pierre-Gilles
Jerrica Battle
Ray Chatman Jr
Ralph Maurice Stafford
Orlando O'Neal
Perron Johnson
Juwan Wright
Josiah Perske
Leonard Phelps
Jeffrey Dorvil
Joshua Mitchell
Daniel Stallworth
Frantz M Joseph
Marshunna Clark
Gabriel Philibert
M Pinchback
Lina Buffington
Chris Grant
Greg Franks, Jr.
Annemarie Carter
Chanice Chism
Tochukwu Agomo
Devante Hancock
Reynaldo Medina
Bianca Fender
Melvin Douglas
La Tarsha M. Lawrence
Eclectic Resolve
Brandon Jerome Figaro C...
Debra Mininfield
Samantha HollimonBeverly
Terrell Richards
Ernest M Smith Sr
Osjua Newton
Britnee Duhart
Michelle Moore
Kiajzei Wray
Adanda Vorn Bernard

Davinand St Catherine
Shauron Holloman
Percy McDaniel
Kadeem Pledger
Amanda Thorpe
Garrett Hayes
Cecil McGeachy
Nancy Aram
Kurt Pressley
Nathanael Cox
Bertrand Isidore
Paul Horton
Jarrol Mackay Hopkins Ta...
Annesia S Simmons
Marcques Henderson
Laurent Theard
Daniel Anderson
Rodrigue BENJAMIN
Elisabeth Petit Bois
Marcus Littlejohn
Mario M Teel Jr.
Zachariah J Bagley
Gene Martin
Yolanda Levels
Betty Turcios
Ryan Bingham
Kristan Hypolite
Joseph Walker
Tory Golden
Hunter Reese
Emmett Thompson
Robert Shabazz
Isaiha Davion Phillips
Alvin Nwachukwu
Anthony Washington
Samuel Stribling
Angel L Berrios Jr
Leon Norris
Edward Henley
Kurt Pressley
Chris Best
Loreal Austin
Kennard Brunson
Andrew K Polycarpe
William Howard
Serge Kossouho
Gina M Hendershot
Leola Williams
Bryan Santana
Ronaldo D. Fisher
Fabio Pencle
Ana Rabell
Robert Lopez
Keith Singleton
William Downs
Yukima Teron LuSane-Moss
Chris Simmons
Virgil Andrew Broady
Jerome Johnson
Lakisha Gayden
Clauzell McIntyre
Triston. Johnson
Creston White
Charlie Scott
Arnold Glasker
Jamel Savage
Jason Gayden
Jarred Hall
Charles Cravings
Ryan Emery
De Lanzer Ford
Domingos Coxi
Tzadeeq Parker-Bey
Justin Lindberg
Armstrong Sonny Momo
Matt Walker
Clifton Simmons
Darline KERSAINVIL
Ryan Samaniego
Gregory Reeder
Wendy Yeldell
John Edwards
Marc Lopez
Ya Boy
Vaughn Jackson
Alex Jackson
Barron DENMARK
Andrew Griffin
Wayne Baker
Christopher Brown
Donnell Coleman
Kevin Kinebrew
Johnny Calhoun
Diane Littles
David Delonnay
Derrick Hill
William Grady III
Devan Paige
Steven Homegar
Isiah Brown
Owen Randall
Georgette Merceron Kinare
Gerald A Parks
Henry William Campbell Jr
Rashon Medlock
Tarico Brown
Kennadi Hurst
Rachel Hurst
Maurence Gibson
D.Roberto Mickel
Louis Golden
Dameon Workman
Charles Ojoko
Cherise Cadwell-Simmons
Kathleen Grissett
Si Khan
Abdalla Abdalla Al-Jarwi
Marvin C Fields Jr
Darryl Brown
Wallace Daniels
Shawn Peters
Jose Berrios
Lj Smith
Chris Jones
Klynton Dyer

Terah Willis
Philip Moon
Nicole Pringle
Ramond Murphy
Quincy Nunnally III
Kendahl Orr
Brian Pitts
Shakir White
Kharique Bell
Christopher Wells
Elvis Pringle
Janine Waller
Christian St. Mary
Adrian Downer
Anita Powell
Tong Li
Cametha Longino
Tyrone Miller
G J Moody
Tierra Littlejohn
Sammy Dieme Erlich
Kenneth Fletcher
Steven Shears
Tony Bentley
Donald Guyton
De Shiya Robinson
Launiece Newton
Dudley Ralph Charlot
Frank Stewart
Deion Slocombe
Kenneth Bowden
Susan Murray
Rasmee Cornley
Quincy Nunnally III
Keyria Rodgers
Karen Wells
Adrian&Cheryl Shipp
Ryan Willis
Tina Shelton
Isaiah Cooper-Webster
Seren Manshera
Sandra West
Leon Terry
Michael Anderson
Jan Willem Breure
Tyrone Sandefur
Christopher Houston
Alexandria Butler
Terrence Smith II
Dasheem Smith
Billy Collins
Bennett Love Jr
Kenyon Eveline
Christopher Flemming
Claude Beauregard
Nygell Bradley
Yahaya Bello
Ryan M
Ransford Tetteh
Arteria Woods-Boles
Spring Gierach
Gerard Hargraves
Jonathan Berry
Tevin House
Armando Ricardo Barker
Alex Mirta
Alexandra MacLean
Beth Battina
Benjamin Eli Catran-Tsuk...
Jared James
Michael Griffin
Ammon Fiorello Sorapuru...
Jason D Cook
Waukesha Kenon
Dev Patel
Jamal Childs
Payton Silket
Stanley Curenton
William Jeffries
Gerwin Dors
Heather Richardson Barker
Jason Jones
Shari Prester
Justin Backman
Demetrice Burgess
Natalie Remi Newman
Andre Rauch
Alisha Scorr
Ricky Honore
Frank Nichols
Dock Kenneth Dowdell
Naomi Nunis
Isaac Nazulme
Felix Rucker
Leo Oliver
Brannon Jones
Malcolm GLASGOW
Donny Greene
James Watson
Kermit Osborn
Pauline D Suttle
Ryan Thompson
Morgan West
Allen Robinson
Asinia Neale
Yolany Sanon
Jesse Adu Gyamfi
Jackson Hurst
Joseph Lackey
Marlee Jones
Kendall Terrell Howard
Antoine Linzie
Kenneth Beauchamp
Sonya Boone
Claude Conkrite, Jr.
Henry Robinson
Raymond Sagay
Janice Marie Guy-Simmons
Frankie Mouzon
Harlen King
Anthony J. Hunter
Erica Doggett
Rahsaan Shannon
Karen Dodson-Dobson
Klynton Dyer

Brinton Dequindre Swinson
Michael Oreszczyn
Mist Muhammad
Quacy Bobb
Alvin Tejeda
Derrick Hollis
Evan Killingsworth
Qiana Sumner
Issa Ntwari
Hakim Mitchell
Nicoline Edie
Sierra Murray
Ntambwa Basambombo
Jason Harry
Jason Haile
Willie E Kelly LII
Daniel Stallworth
Burton Hartwell
Danny Mosby
Andrea Creer
Bernard B. Lincoln
Erin Marquise Watson
Jaimie A Guthrie
Tonya Brown
Donald Mobley
William Christian Jr
Benjamin Littlejohn
Mr Emmanuel O Olagbaju
Ongeri Onami
Jeffrey Spencer
Mark Anthony Kinnard Jr
Francesca Jean-Pierre
Nakisha Grey
Donald Jean
Terrell Williams
Ernest Lee Mc Coy Sr
Shaka Brown
David J Williams
Waverly Bell
Kevin Powers
Michael Springer
Lynn M English
Joseph Mcfadden
Crystal Jones
Ala Hunter
Sean Johnson
Garnell Cooper
Justinn Washington
Timothy J Davis
Jared Bravo
James Bond
Nate Holloway
Richard Ransom
Courtney Alston
Gregory West
Jamell Mack
Rhonda Brown
Tristan Regist
Dwight Walker
Tracy B
Michael Till
Damon Daniels
Alex Luces
Yolonda Broughton
Nathan Lee Dardy Jr
Trevor Traylor
Edgar Richardson
Eric D Clayton
Regina A Norman-Walker
James Handy
Frederick C Williams
Derrick Washington
Vicente Durand Wood
Jasmine Edwards
Rashida Eloi
Deandre Harris
Rana Gooden
O'neil Lue
Kedoni Hill
Judah El
Nicholas Woods
Dudley Charlot
Mike Hailu
Kichenin Laura
Reacy G PORTLEY
Michael L Rogers
Mark Pressley
James Austin Whittaker, II
Christopher Wilkinson
Nerkida Brown
Joshua A Cooley
Alexis Hunter
Angiene Hamilton
Shane Francis
Antoine Williams
Brandon Suell
Sandile Hill
Carl Gayton
Kimberly Hunley
Charles A Wells
Kublai D Woody
Christopher Phelps
Georgette Evans
Jordan Patten
Que Ston Bell
Ernest Williams
Brandon Clayvon
Keesean Cooper
Steven Harper
Andrew Mcdougal
Brett Williams
Jason Watkins
Phillip Washington
Ryan Cheluget
Julian L Walker
Keith Jenkins
Stephen Clark
Yolonda Broughton
Scan Melidarling Delva
Jeffery Finch
Shurron Farmer
Reese Walker
Margintae Smith
Egidio Jefferson
Monica Lewis

Giovanni Luckett
Mary BRYANT
Rodney Louissaint
Jerome Collier
Ann Wilson Wainwright
Vanterika Williams
Jesus Pinales Flores
Tonya Brown
Leroy Maurice Edmond
Anthony Kidd
Tayler Bishop
Jessy WATSON
Anthony Rodgers, Jr.
Tochukwu Ojukwu
Antonio Washington
Valeria Irby Hopson
Daria Calhoun
Rasheedah Anderson
Marcus M Fields
Durena Fountain
Sulexan Chery
Yanchie Richardson
Larina Jones
Omar Walker
Dwayne Cort
Franz Casimir
Ronny Brown
Harley Denis
Kevin J. McAdoo
Maurice O. Funches
Munajj M. Shahid
Tiffany Smith
Harold Bray
Edwin Piercin
Junior Paul
Parris Battle
Stephon M HOLDEN
Anthony Steeley
Robert Eskridge
Michelle Yaa Nyarko
Emerald Stowbridge
Isabelle Surpris
Dominique Dotson
Keith Karaha
Links Kyei
Laura Timms
Sam Simmons
Gabriel Mosley
Clothere Grammont
Marcus Thornton
Tchafack Gildas Duhamel
Jahdal Houston
Adrian Fernandez
Tam Johnson
Cedric Rhinan
Dan James
Lori L Allen
Anthony Freeman
Candido Feliciano
Lashawn Houston
Harrell Bellous III
Marvin A Woods
Marijana Kovacic
Devonte Carroll
Delwyn Appiah
Aminatu Goode
Tamara Pettie
Tonya Mccray
De Andrea Thompson
Emma Van Lare
James Williams
Leonard Flanders
Pierre Yves Nebbak
Otis Chandler
Patrick G. Duggan
Ronald U. Denmon
Anthony Fong
Sulimar Cook
Krystal Reeves
Tynesha Mayfield
Andre' K. Taylor
Justin STAPLETON
Noah Williams
Baron Jones
Chassity Arnold
Sonia Ceruti
Derrick Stevens
Shawn Alexis
Rodney Freeman
Mitchell Coleman
Robb Shawe
Una Corbett-Taylor
Jermaine Dwight
Luis A Garcia
Jessy Laloupe
Jamelia Pegues
Christina Granger
Richard Cunningham
Amon Alexander Salathiel...
Kimberly N. Smith
Charita L Collins
Giovanni Pascal
Dan Charles
Bryan Julian
Marco Akil
Marquesa Ester
Vanessa Lenoir
Furqan D. KHALDUN
Veshia Penn
Matthew Brown
Lazaro Nogueras
Fritz Romy Henry
Julio Blandon Jr
Hunter Scott
Endy Mathurin
Jeff Stephen
Mhycael Patterson
Junea Blount
Gerald Bordley
Tanya Washington
Ayanna Shepard
Mark Borden
Kiara Brice
Jamil YARO
Andrew Charles Peterson

Mike Morris
Derick Buckles
Chrisly Bombo
Eric Morgan
Danisha Turner
James Young
Erin Marquise Watson
Laura Troy
Hanokya Millings
Craig H Hooker
Jeffrey Aigbekaen
Richard Payne
Mark White
Maleik LaCroix
Christopher Nadel
Lee Britton
Evan Johnson
Peter Guerrier
Jay L
Michael Charles Codringt...
Willie E Kelly LII
Natasha Henry
Jesse Joseph Kow Anobil...
Jonte Williams
Paul Cummings
Ronald Green
Daniel Moody
Clarence Johnson
Loretha Pennix
Shaun Jennings
Peter Tallman
Ron Fanniel
Antonio Washington
Evan WOODBERRY
Joe Mullins
Smith J. SAINT-AIME
Armond Goodin
Malikka Wilson
Yannick Li
Jewel Lee
Chani Kallaya Kinsler
Lashon Miller
Justin Bolden
Mayfield Smith
Caleb Bryson
Timothy Bradshaw
Craig H Hooker
Janice Michelle Sheffield
Bryan Irwin
Jalil Kelly
Michael Charles Codringt...
Joe Brown
Stanley Petit
Gregory Williams
Robert Havrilla
Luis Gilling
Michael Jeremy Silver
Tyreek Ozvardos Coleman
Christopher Gardner
Tyler Burnley
Jo Ann Pettus
Kareem Greenidge
Amanda Michelle Watts
Kylin Hunter
Davnni J Brooks
José Hernández
Elijah Ammazi
Gerald Jones
Bryan Liggons
Celestine Alipui Van Lare
William Hunter
Clifton Nichols
Gary Katelansky
Casandra Kennedy
Khem Irby
Jamal Koontz
Earl Matthews
Durojaiye Salaam
Devante Robinson
Nathaniel Porter
Justin Robinson
Antwane Boyce
Ken Dyer
Nicole Forrest
Theodis L Chears
Khermal Humphrey
Kamau Patterson
Matthew Clark
Naseed Gifted
Deshawn Patterson
Sharon Best
La Tesha Thomas
Marissa Lassiter
Josephine Torrez
Christine Beme
Jeremy J Jones
Renée Bennett
Dwayne Lewis
Christina Moody
Asia Shanee Wickliff
Brittany Clemmons
Marqus Smith
Devante Drake
Reggie Bridges
Jamin Brako
Janell Foster
Philip J Cummings
Chris Bass
Jessie Bonson
Donavon Lofters
Gabrielle Roberson
Emmanuel Antoine
Corey Leach
Catrice Collins
Brent Wilson
Charles Evans
Jocelyn Prevost
Junea Blount
Khaild Birdsong
Pierre Hill
Ayanna Shepard
Deondre Alexander
Natasha McLean
Tiffany Anderson
Michael Dibble

Thank You!

From the Black Sands Entertainment Team



Manuel Godoy
CEO



Geiszel Godoy
CFO



David Lenormand
Art Director

Lead artist and concept director for Black Sands and Mori's Family Adventures. He has over ten years of experience in art and design with major brands: Assassin's Creed, Watch Dogs, Ghost Recon, Tekken, SoulCalibur, Dark Souls, Terminator, Star Wars.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Manuel Godoy	CEO @ Black Sands Entertainment Inc	2016

Officers

OFFICER	TITLE	JOINED
Manuel Godoy	President CEO	2016
Geiszel Godoy	CFO Secretary	2016

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Manuel Godoy	3,735,000 Common Stock	83.3%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
02/2020	$478,000		4(a)(6)
12/2020	$534,999		4(a)(6)
12/2020	$534,999	Preferred Stock	Regulation Crowdfunding

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Preferred	1,615,000	787,959	No
Common	7,323,530	4,485,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	300,000

Risks

The entertainment industry is riskier than most, due to the reliance on trends. This may cause a show development to have an unexpected return.

We rely heavily on social media marketing and changes in social media policies can adversely effect our operations and day to day sales.

Licensing content for distribution can be problematic as a small press entity due to the popularity of dream distribution deals like Marvel and Disney. We are trying to alleviate this risk by having a strong development queue to offset any licensing issues.

Profitability of the brand relies heavily on the postal service, which is in a questionable state due to recent hostile legislation. This could cause problems with COGS and product pipelines.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

In the era of Covid-19, reliance on remote work can be a problem when dealing with coordinated efforts, slowing production times from expected releases.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Black Sands Entertainment Inc.

- Delaware Corporation
- Organized November 2016
- 2 employees

298 East Main St
944
Middletown DE 19709

http://blacksandsentertainment.com

Business Description

Refer to the Black Sands Entertainment profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Black Sands Entertainment is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.